GRASIM

ADITYA BIRLA GROUP

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 0 2007
WASH. D.C.
161

January 9, 2007

BY AIR MAIL

082-03322

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Tuesday, the 23rd January, 2007 inter alia to take on record the unaudited financial results (provisional) for the quarter ended 31st December, 2006.

Thanking you,

07020840

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

GRASIM INDUSTRIES LIMITED

(Corporate Finance Division)

Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

January 11, 2007

National Stock Exchange of India Limited
"Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai 400 051
Bombay Stock Exchange Limited, Department of Corporate Services
1st floor, New Trading Ring, Rotunda Building, P J Towers, Dalal Street, Fort, Mumbai 400 001

Dear Sir,

Re: **Quarterly Compliance Report on Corporate Governance**

Name of Company : Grasim Industries Limited
Quarter ending on : 31st December, 2006

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors			
(A) Composition of Board	49 (I A)	Yes	
(B) Non-executive Directors' Compensation& disclosures	49 (I B)	Yes	
(C) Other provisions as to Board and Committees	49 (I C)	Yes	
(D) Code of Conduct	49 (I D)	Yes	
II. Audit Committee			
(A) Qualified & Independent Audit Committee	49 (II A)	Yes	
(B) Meeting of Audit Committee	49 (II B)	Yes	
(C) Powers of Audit Committee	49 (II C)	Yes	
(D) Role of Audit Committee	49 (II D)	Yes	
(E) Review of Information by Audit Committee	49 (II E)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures			
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board of Disclosures	49 (IV C)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues, etc.	49 (IV D)	N.A.	
(D) Remuneration of Directors	49 (IV E)	Yes	
(E) Management	49 (IV F)	Yes	
(F) Shareholders	49 (IV G)	Yes	
V. CEO/ CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

Cc: Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

BY AIR MAIL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

END